SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 2
to
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Ford Motor Company
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.25% SENIOR CONVERTIBLE NOTES DUE DECEMBER 15, 2036
AND
4.25% SENIOR CONVERTIBLE NOTES DUE NOVEMBER 15, 2016
(Title of Class of Securities)

345370CF5                 and              345370CN 8
(CUSIP Number of Class of Securities)

Peter J. Sherry, Jr., Esq.
Associate General Counsel and Secretary
Ford Motor Company
One American Road
Dearborn, Michigan 48126
(313) 322-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Michael Kaplan, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)(3)
$5,569,804,911	$397,127.09
(1)
Estimated solely for purpose of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934. Calculated by (a) multiplying (i) $160.8309, the average of the bid and asked price per $100 principal amount of the 4.25% Senior Convertible Notes due December 15, 2036 in secondary market transactions on October 19, 2010, and (ii) the quotient of (x) $579,000,000, the aggregate principal amount at maturity of the 4.25% Senior Convertible Notes due December 15, 2036 which are sought for exchange, and (y) $100 plus (b) multiplying (i) $161.3424, the average of the bid and asked price per $100 principal amount of the 4.25% Senior Convertible Notes due November 15, 2016 in secondary market transactions on October 19, 2010, and (ii) the quotient of (x) $2,875,000,000, the aggregate principal amount at maturity of  the 4.25% Senior Convertible Notes due November 15, 2016 which are sought for exchange, and (y) $100.

(2)	The amount of Filing Fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by .0000713.

(3)	Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Ford Motor Company, a Delaware corporation (“Ford”), with the Securities and Exchange Commission (“SEC”) on October 26, 2010, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on November 9, 2010, is being filed pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended, in connection with offers (the “Exchange Offers”) by Ford to exchange (a) for each $1,000 principal amount of the Company’s 4.25% Senior Convertible Notes due December 15, 2036 (the “2036 Convertible Notes”):  (i) 108.6957 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”); (ii) $190.00 in cash; and (iii) accrued and unpaid interest to, but excluding, the Settlement Date (as defined below), which is expected to be approximately $19.4792, payable in cash, and (b) for each $1,000 principal amount of the Company’s 4.25% Senior Convertible Notes due November 15, 2016 (the “2016 Convertible Notes” and, together with the 2036 Convertible Notes, the “Convertible Notes”):  (i) 107.5269 shares of the Company’s Common Stock; (ii) $215.00 in cash; and (iii) accrued and unpaid interest to, but excluding, the Settlement Date, which is expected to be approximately $1.7708, payable in cash.  Ford sought to exchange any and all outstanding Convertible Notes in the Exchange Offers.

The Exchange Offers commenced on October 26, 2010, expired at 12:00 midnight, New York City time, at the end of November 23, 2010 (the “Exchange Date”) and are expected to be settled on November 30, 2010 (the “Settlement Date”).

The Exchange Offers were made upon the terms and subject to the conditions described in the offering circular dated October 26, 2010, as amended on November 9, 2010 (the “Offering Circular”) and the accompanying Letter of Transmittal. The Offering Circular and the accompanying Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto.

This Amendment No. 2 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rules 13e-4(c)(4) and 14d-3(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.  Except as specifically amended by this Amendment No. 2, the Schedule TO remains in full force and effect.

Item 4.  Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and restated by deleting the information contained therein and inserting the following:

(a)   The information set forth in the Offering Circular in the sections entitled “Summary,” “Questions and Answers About the Exchange Offers,” “Terms of the Exchange Offers,” “Description of Ford Capital Stock,” “Comparison of Rights of Holders of Convertible Notes and Holders of Ford Common Stock” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

The Exchange Offers expired on the Exchange Date.  On November 24, 2010, Ford accepted for conversion all Convertible Notes that were validly tendered and not withdrawn as of the Exchange Date.  Based on the final count by Computershare Inc., the exchange agent for the Exchange Offers (the “Exchange Agent”), $553,513,000 aggregate principal amount of the 2036 Convertible Notes, representing approximately 96% of the issued and outstanding 2036 Convertible Notes, were tendered and accepted for conversion and $1,992,257,000 aggregate principal amount of the 2016 Convertible Notes, representing approximately 69% of the issued and outstanding 2016 Convertible Notes, were tendered and accepted for conversion.  This will result in Ford issuing on the Settlement Date 274,385,596 shares of Common Stock and making cash payments of $547,814,324 (including $14,309,879 in accrued and unpaid interest on the Convertible Notes and $1,720 in lieu of fractional shares).  Delivery of the shares of Common Stock and the cash payment amounts in exchange for accepted Convertible Notes will be made by the Exchange Agent on the Settlement Date.  After settlement of the Exchange Offers, $24,996,000 aggregate principal amount of the 2036 Convertible Notes and $882,743,000 aggregate principal amount of the 2016 Convertible Notes will remain outstanding.  The information contained in Exhibit (a)(5)(ii) is incorporated herein by reference.

Item 12.  Exhibits.

The following are attached as exhibits to this Schedule TO:

(a)(1)(i)	Offering Circular, dated October 26, 2010, as amended on November 9, 2010.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to DTC Participants.*

(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)(i)
Press Release, dated October 26, 2010 (filed as an exhibit to Ford’s Current Report on Form 8-K on October 26, 2010 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).*

(a)(5)(ii)	Press Release, dated November 24, 2010.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

* Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORD MOTOR COMPANY

By:	/s/ David M. Brandi
	Name:	David M. Brandi
	Title:	Assistant Treasurer

Date: November 24, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offering Circular, dated October 26, 2010 as amended on November 9, 2010.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to DTC Participants.*

(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)(i)
Press Release, dated October 26, 2010 (filed as an exhibit to Ford’s Current Report on Form 8-K on October 26, 2010 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(a)(5)(ii)	Press Release, dated November 24, 2010.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

*  Previously filed